Exhibit 19

INVESCO MORTGAGE CAPITAL INC.

INSIDER TRADING POLICY

Introduction

U.S. federal and state securities laws prohibit the purchase or sale of Invesco Mortgage Capital Inc. (the “Corporation” or “IVR”) securities anywhere in the world by persons who are aware of material information about the Corporation that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. The Board of Directors of the Corporation has adopted this policy statement (the “Policy”) both to support IVR’s obligation to prevent insider trading by all personnel and to help IVR personnel avoid the severe consequences associated with violations of insider trading laws. The Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Corporation. In addition, it is the policy of the Corporation to comply with all applicable securities laws when transacting in its own securities. (References in this Policy to the “Corporation” include any subsidiary of the Corporation.)

It is important to note that this Policy imposes restrictions that are in addition to, and not in lieu of, applicable pre-clearance and reporting requirements. All transactions in the Corporation’s securities must be pre-cleared by Covered Persons (as defined below) in accordance with IVR’s applicable policies.

Persons Subject to the Policy

This Policy applies to the following persons (collectively, “Covered Persons”):
•all members of the Corporation’s Board of Directors;
•Invesco Advisers, Inc. (the “Manager”);
•all officers of the Corporation and the Manager;
•all employees of the Corporation, if any;
•all employees of the Manager (including part-time and temporary employees, consultants and independent contractors) who provide services to the Manager in respect of IVR;
•any other affiliate (and its employees) of the Manager who provides services to the Manager in respect of IVR;
•any family members of a Covered Person who reside with such Covered Person (including a child away at college), anyone else who lives in such Covered Person’s household, and any family members who do not live in such Covered Person’s household but whose transactions in the Corporation’s securities are directed by such Covered Person or are subject to a Covered Person’s influence or control (collectively, “covered family members”); and
•any entities, including any corporations, partnerships or trusts, that a Covered Person influence or control (“controlled entities”).

You are responsible for the transactions of your covered family members and controlled entities, and you should therefore make them aware of the need to confer with you before they trade in the Corporation’s securities. You should treat all such transactions for purposes of this Policy and applicable securities laws as if the transactions were for your own account.

Transactions Subject to the Policy

This Policy applies to transactions in the Corporation’s securities, including the Corporation’s common and preferred stock, gifts of the Corporation’s securities, any options to purchase common stock, and any other type of securities that the Corporation may issue, including convertible securities and warrants, debt securities such as debentures, bonds and notes, as well as derivative securities that are not issued by the Corporation, such as exchange-traded put or call options and swaps relating to the Corporation’s securities.

The Consequences of Noncompliance

Traders and Tippers. Covered Persons who trade on inside information may be subject to the following penalties under U.S. law:

•Disgorgement of profits;
•A civil penalty of up to three times the profit gained or loss avoided;
•A criminal fine of up to $5,000,000 (no matter how small the profit); and
•A jail term of up to 20 years.

A person who passes along, or “tips,” information to a person who then trades (a “tippee”), is subject to the same penalties as the tippee, even if the tipper did not trade and did not profit from the tippee’s trading.

Corporation-Imposed Sanctions. The failure to comply with this Policy may subject a person to sanctions, up to and including dismissal for cause, whether or not the failure to comply results in a violation of law.

Our Policy

It is the policy of the Corporation that no Covered Person who is aware of material nonpublic information relating to the Corporation may, directly or indirectly:

•buy or sell securities of the Corporation (other than as expressly exempted in this Policy) or engage in any other action to take personal advantage of that information;
•recommend the purchase or sale of Corporation securities;
•disclose such material nonpublic information to persons within the Corporation whose jobs do not require them to have that information, or to others outside the Corporation (including family and friends), unless such disclosure is made in accordance with the Corporation’s policies regarding the protection or authorized disclosure of information; or
•assist anyone engaged in the above activities.

In addition, it is the policy of the Corporation that no Covered Person who, in the course of working for the Corporation, learns of material nonpublic information about another company (such as an issuer of securities included in the Corporation’s portfolios, clients or vendors of the Corporation or a company with which IVR may be negotiating a major transaction such as an acquisition, investment or sale) may trade in that company’s securities or tip the information to others until the information becomes public or is no longer material. Information that is not material to the Corporation may nevertheless be material to one of those other companies.

Unless you have been provided guidance to the contrary from the Legal and Compliance Department , you may not trade while you are aware of material nonpublic information even if you believe that the information has not influenced your trading decision—in other words, even if you would have traded without having the information.

Transactions that may be necessary or that may appear justifiable for independent reasons (such as the need to raise money for an emergency expenditure or because they are small transactions) are not excepted from the Policy. The securities laws do not recognize such mitigating circumstances, and in any event even the appearance of an improper transaction must be avoided in order to preserve the Corporation’s reputation for adhering to the highest standards of ethical conduct.

Definition of Material Nonpublic Information. Material nonpublic information has two important elements – (i) materiality and (ii) public availability.

When Information is “Material”. “Material” information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Any information that could reasonably be expected to affect the Corporation’s stock price, whether it is positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:

•Projections of future earnings or losses or other earnings guidance;

•Changes in previously released earnings estimates or guidance;
•Earnings that are inconsistent with the consensus expectations of the investment community;
•A pending or proposed merger, acquisition or tender offer, or an acquisition or disposition of significant assets;
•The development of a significant new product or service;
•A change in dividend policy or an offering of additional securities;
•Bank borrowings or other financing transactions out of the ordinary course;
•A change in senior management;
•A significant cyber security breach;
•A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•Pending or threatened significant litigation, or the resolution thereof;
•Impending bankruptcy or severe liquidity problems; and
•The gain or loss of a significant client account or vendor.

When Information is “Public”. Information is considered to be available to the public only after it has been widely disseminated to the marketplace (such as by press release, webcast conference or a SEC filing). By contrast, information would likely not be considered widely disseminated if it is available only to the Corporation or its Manager’s employees, or if it is available only to a select group of analysts, brokers and institutional investors. Once information has been widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. To avoid the appearance of impropriety, and as a general rule, information should not be considered fully absorbed by the marketplace until after the second full business day after the information is released.

Transactions Under Corporation Plans. The Policy also covers or exempts certain transactions under Corporation-sponsored plans, including:

•Restricted Stock Awards / Restricted Stock Units. The Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Corporation withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of shares resulting from the vesting of restricted stock or restricted stock units.

•Direct Stock Purchase and Dividend Reinvestment Plan. This Policy’s trading restrictions do not apply to purchases of IVR shares resulting from (i) your reinvestment of dividends paid on Corporation securities, or (ii) regular automatic debit transactions, under any Corporation- or broker-sponsored dividend reinvestment plan. The trading restrictions do apply, however, to voluntary purchases of IVR shares resulting from additional contributions you choose to make to any such plan, and to your election to participate in the plan or increase or decrease your level of participation in the plan. This Policy also applies to your sale of any IVR shares purchased pursuant to the reinvestment plan.

Additional Prohibited Transactions. The Corporation considers it improper and inappropriate for Covered Persons to engage in short-term or speculative transactions in the Corporation’s securities or in certain other types of transactions that may lead to inadvertent violations of the insider trading laws or create the appearance of improper conduct. Accordingly, your trading in Corporation securities is subject to the following additional restrictions.

•Short Sales. You may not engage in short sales of the Corporation’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).

•Publicly Traded Options. You may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities relating to the Corporation’s securities, whether on an exchange or in any other organized market.

•Standing Orders. Standing orders (other than orders pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1) should be used only for a very brief period of time (not longer than one business day). A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading.

•Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Corporation securities, you are prohibited from holding IVR securities in a margin account or pledging IVR securities as collateral for a loan. An exception to this prohibition may be granted where you wish to pledge IVR securities as collateral for a loan (not including margin debt) and clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. If you wish to pledge Corporation securities as collateral for a loan, you must submit a request for approval to the Legal and Compliance Department at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

•Broker Discretionary Accounts. Certain accounts known as “broker discretionary accounts” or “managed accounts” allow a broker, rather than the account holder, discretion over trading of securities within the account. Because a purchase or sale of Corporation securities may occur in such an account at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Corporation securities, you are required to direct any broker who has been granted discretionary power over your account not to purchase or sell Corporation securities within such an account.

•Hedging Transactions. Hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involve the establishment of a short position in the Corporation’s securities and limit or eliminate your ability to profit from an increase in the value of the Corporation’s securities. Therefore, you are prohibited from engaging in any hedging or monetization transactions involving IVR securities.

Requests for limited exceptions for the above transactions may be submitted to the Legal and Compliance Department.

Post-Termination Transactions. This Policy continues to apply to your transactions in IVR securities even after you have terminated employment or ended board service for so long as you are in possession of material nonpublic information.

Assistance from the Corporation

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Legal and Compliance Department. Do not try to resolve uncertainties on your own because the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

Addendum

Directors, executive officers and certain other designated employees are subject to additional restrictions on their transactions in Corporation securities. These restrictions are described in a separate addendum to this Policy.

This Insider Trading Policy is dated August 2, 2023 and supersedes all previous policies of the Corporation concerning insider trading.

INVESCO MORTGAGE CAPITAL INC.

ADDENDUM TO INSIDER TRADING POLICY
PRE-CLEARANCE AND BLACKOUT PERIOD PROCEDURES

General

The Corporation’s Board of Directors has adopted this Addendum to the Insider Trading Policy (“Addendum”) to help prevent inadvertent violations of the U.S. federal securities laws and to avoid even the appearance of trading IVR securities on inside information. This Addendum is in addition to and supplements the Corporation’s Insider Trading Policy.

Pre-clearance and Blackout Groups

The pre-clearance procedures described in this Addendum apply to:
•members of the board of directors of the Corporation;
•executive officers of the Corporation subject to Section 16 of the Securities Exchange Act of 1934 (the “executive officers”); and
•the covered family members of each of the persons described above

(collectively, the “Pre-clearance Group”).

The blackout procedures described in this Addendum apply to:
•the Pre-clearance Group;
•certain employees of the Corporation and the Manager and their subsidiaries who routinely have access to nonpublic information about the Corporation (“Covered Employees”), and
•the covered family members of each of the persons described above

(collectively, the “Blackout Group”).

The members of the Pre-clearance Group and of the Blackout Group who are subject to this Addendum are listed on the attached Schedule I. (The Corporation may from time to time designate other positions that are subject to this Addendum and will amend Schedule I from time to time as necessary to reflect such changes.) The Legal and Compliance Department will maintain Schedule I and will periodically inform Covered Employees whose names have been added to or deleted from the list.

Pre-clearance Procedures

The Pre-clearance Group may not engage in any transaction involving IVR securities (including a stock plan transaction or a gift of securities) at any time without first obtaining pre-clearance of the transaction. Requests for pre-clearance by members of the Pre-clearance Group (including requests on behalf of their respective covered family members) must be made to the Legal and Compliance Department and should be submitted at least two (2) business days in advance of the proposed transaction. The above pre-clearance is in addition to any regular pre-clearance procedures administered by the Compliance department.

Blackout Periods

Quarterly Blackout Periods. The Corporation’s announcement of its quarterly and annual financial results has the potential to have a material effect on the market for the Corporation’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, the Blackout Group generally will be prohibited from trading in the Corporation’s securities during the period beginning on the 15th day of the third month in each fiscal quarter and ending after the second business day following the Corporation’s issuance of its quarterly or annual earnings release.

The dates of these quarterly blackout periods are determined by the IVR Secretary and will be communicated to the Blackout Group.

Event-specific Blackout Periods. From time to time, an event may occur that is material to the Corporation and is initially known by only a few directors, executives or other employees. The Legal and Compliance Department will inform the affected individuals of the existence of a blackout period. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. So long as the event remains material and nonpublic, those affected, together with their covered family members, may not trade in the Corporation’s securities.

Retirement Plan Blackout Periods. From time to time the Corporation or a plan trustee may announce the temporary suspension of the ability of plan participants to buy, sell or otherwise acquire or transfer interests in the Corporation’s stock that are held in IVR-sponsored plans. It is the policy of the Corporation, consistent with the SEC’s Regulation Blackout Trading Restriction, that members of the Blackout Group, may not trade in or otherwise transfer the Corporation’s securities during any such plan blackout period.

Exception for Approved Rule 10b5-1 Plans

Trades by members of the Pre-clearance Group and the Blackout Group in the Corporation’s securities that are executed pursuant to an SEC Rule 10b5-1 plan approved by the Corporation are not subject to the prohibition on trading on the basis of material nonpublic information contained in the Insider Trading Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a Rule 10b5-1 plan must be entered into before a person is aware of material nonpublic information, may not be entered into during a blackout period, and must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.

Specific Rule 10b5-1 Plan Requirements

Rule 10b5-1 Plans must adhere to the following requirements:

1.Pre-Approval. For a Rule 10b5-1 plan to meet the affirmative defense, a number of requirements must be satisfied. Accordingly, IVR requires that all Rule 10b5-1 Plans be approved in writing in advance by the Legal and Compliance Departments and conform to IVR’s guidelines with respect to such plans.

2.Material Nonpublic Information and Trading Blackouts. An individual desiring to enter into a Rule 10b5-1 Plan must act in good faith and enter into the plan at a time when he or she is not aware of any material nonpublic information about IVR or otherwise subject to a trading blackout.

3.Cooling-Off Period. Each Rule 10b5-1 Plan must provide for a cooling-off period prior to the commencement of trading thereunder. If you are a member of the Pre-clearance Group, the cooling-off period must expire no earlier than the later of (i) ninety (90) days following adoption of the plan or (ii) two (2) business days after the filing of the Corporation’s Form 10-K or Form 10-Q that includes financial results for the quarter during which the Rule 10b5-1 Plan was adopted, subject to a maximum cooling-off period of one hundred twenty (120) days after adoption of the Rule 10b5-1 Plan. If you are not a member of the Pre-clearance Group, the cooling-off period must be at least thirty (30) days after adoption of the Rule 10b5-1 Plan. In addition, in the event of any modification or change to the amount, price or timing of a trade under a 10b5-1 Plan, a new cooling-off period as described above will be required between such modification or change and the first possible transaction under such revised plan or any new plan.

4.No Multiple Overlapping Plans. No person entering into a Rule 10b5-1 Plan may have a separate Rule 10b5-1 Plan outstanding, except a person may (i) use multiple brokers to effect transactions that, when taken together, satisfy the requirements for a Rule 10b5-1 Plan, (ii) maintain another Rule 10b5-1 Plan so long as transactions under the later-commencing plan cannot begin until after all transactions under the earlier-commencing plan have been completed or expire without completion and the applicable cooling-off period is satisfied, treating the termination of the earlier-commencing plan as the date of adoption of the later-commencing plan, or (iii) adopt a second plan that only allows sales that are necessary to satisfy tax withholding obligations that arise from the vesting of a compensatory award and such person does not exercise control over the timing of such sales.

5.Limitation on Single Trade Plans. No person may adopt a Rule 10b5-1 Plan that contemplates only a single transaction if such person had adopted a plan contemplating only a single transaction within the prior twelve (12) months.

6.Certification. Members of the Pre-clearance Group must include a representation in the Rule 10b5-1 Plan certifying that, on the date of adoption of the plan, such individual is not aware of material nonpublic information about the Corporation or its securities and such individual is adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Section 10(b) and Exchange Act Rule 10b-5.

7.Amendment, Suspension or Termination of a Rule 10b5-1 Plan. Amendments, suspensions, and terminations of an existing Rule 10b5-1 Plan will be viewed in hindsight and could call into question whether the Rule 10b5-1 Plan was entered into in good faith. As a result, amendments, suspensions, and terminations of Rule 10b5-1 Plans require preapproval by the Legal and Compliance Departments, which will inquire into the change in circumstances that has occurred since the inception of the plan that is giving rise to the requested amendment, suspension, or termination. Scheduled sales or purchases of securities pursuant to the existing Rule 10b5-1 Plan will not be halted during the pendency of the review of the amendment, suspension, or termination request. IVR has the right at any time to require additional and/or different requirements in connection with the amendment, suspension, or termination of a trading plan. Further, a Rule 10b5-1 Plan may be terminated or suspended by IVR at any time and for any reason.

8.Disclosures. IVR will be required to make certain quarterly disclosures, in accordance with Rule 10b5-1, regarding any adoption, modification or termination of a Rule 10b5-1 Plan by a member of the Pre-clearance Group. In addition to the pre-clearance requirements above, upon the occurrence of any such adoption, modification or termination, such persons are required to furnish the Legal and Compliance Departments, within two business days, a final executed copy of, and any amendments to, such Rule 10b5-1 Plan, and any other information reasonably requested by the Compliance or Legal Departments.

Post-Termination Transactions
If you are aware of material nonpublic information when you terminate service as a director, officer or other employee of IVR or the Manager or one of its affiliates, you may not trade in IVR securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this Addendum will cease to apply to transactions in Corporation securities upon the expiration of any blackout period that is applicable at the time of a person’s termination of service.

Ask for Corporation Assistance

Any person who has a question about this Addendum or its application to any proposed transaction may obtain additional guidance from the Legal and Compliance Department.

This Addendum is dated August 2, 2023.

Schedule I

PRE-CLEARANCE GROUP AND BLACKOUT GROUP

Pre-Clearance Group

Members of the Board of Directors

Chief Executive Officer

Other Executive Officers

Blackout Group

All members of the Pre-Clearance Group

Other employees identified on a list maintained by the Legal and Compliance Department